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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                              --------------------

                             PAC-WEST TELECOMM, INC.
                       (Name of Subject Company (issuer))

                             PAC-WEST TELECOMM, INC.
                       (Names of Filing Persons (offeror))
                              --------------------

                        OPTIONS TO PURCHASE COMMON STOCK,
                     PAR VALUE $0.001 PER SHARE, OF PAC-WEST
                        TELECOMM, INC. GRANTED TO CERTAIN
                        ELIGIBLE EMPLOYEES UNDER THE PAC-
                         WEST TELECOMM, INC. 1999 STOCK
                                 INCENTIVE PLAN
                         (Title of Class of Securities)
                              --------------------

                                      n/a*
                      (CUSIP Number of Class of Securities)

                                                                 Copy to:
        H. Ravi Brar                                       Jeffrey S. O'Connor
  Vice President - Finance                                   Kirkland & Ellis
1776 W. March Lane, Ste. 250                             200 East Randolph Drive
 Stockton, California 95207                              Chicago, Illinois 60601
       (209) 926-3300                                        (312) 861-2000

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee
================================================================================
   Transaction Valuation**                            Amount of Filing Fee***
--------------------------------------------------------------------------------
       $13,079,071.80                                        $2,615.81
================================================================================
* A CUSIP Number has not been assigned to the options that are the subject of this filing. The CUSIP Number for the underlying shares of Common Stock is 69371V 10 1.
** Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,529,716 shares of common stock of Pac-West Telecomm, Inc., having weighted average exercise price of $8.55 as of November 9, 2001, will be exchanged or cancelled pursuant to this Offer.
*** The amount of the filing fee, calculated in accordance with Rule 0-11(b) at the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:       Not applicable.
                  Form or Registration No.:     Not applicable.
                  Filing party:                 Not applicable.
                  Date Filed:                   Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

              [ ] Third-party tender offer subject to Rule 14d-1.
              [X] Issuer tender offer subject to Rule 13e-4.
              [ ] Going-private transaction subject to Rule 13e-3.
              [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].
================================================================================

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Item 1.  Summary Term Sheet

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated November 14, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is Pac-West Telecomm, Inc., a California corporation ("Pac-West" or the "Company"), the address of its principal executive office is 1776 W. March Lane, Ste. 250, Stockton, California 95207, and the telephone number of its principal executive office is (209) 926-3300. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Pac-West") is incorporated herein by reference.

         (b) As of November 5, 2001, 36,104,841 shares of the Company's common stock were issued and outstanding. This Tender Offer Statement on Schedule TO relates to an Offer by the Company to exchange options granted to current "eligible employees" and outstanding under the Pac-West Telecomm, Inc. 1999 Stock Incentive Plan (the "Option Plan") to purchase shares of the Company's Common Stock, par value $0.001 per share, for new options that will be granted under the Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(1). The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," and Section 1 ("Eligible Employees"), Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The Company's stock is currently quoted on the Nasdaq National Market System under the ticker symbol "PACW." The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Shares") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change in Election"), Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Tendered in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

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Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

         (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 12 ("Status of Options Tendered in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) Except as set forth in the Offer to Exchange under Section 10 ("Information Concerning Pac-West") and Section 17 ("Additional Information"), the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A promulgated by the Securities and Exchange Commission.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

         (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Pac-West") and Section 17 ("Additional Information"), and on pages F-1 through F-24 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and in the Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended and March 31, 2001, June 30, 2001, and September 30, 2001, is incorporated herein by reference.

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         (b) Not applicable.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1) Offer to Exchange, dated November 14, 2001.

             (2) Form of Letter to Eligible Option Holders and Summary of Terms.

             (3) Form of Election Form.

             (4) Form of Notice of Change in Election From Accept to Reject.

             (5) Form of Notice of Change in Election From Reject to Accept.

         (b) Not applicable.

         (d) Pac-West Telecomm, Inc.'s 1999 Stock Incentive Plan as amended, is incorporated herein by reference to Exhibit 10.6(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a) Not applicable.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2001

                                       PAC-WEST TELECOMM, INC.



                                       By: /s/ H. RAVI BRAR
                                           -------------------------------------
                                           H. Ravi Brar
                                           Vice President-Finance


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                                INDEX TO EXHIBITS

EXHIBIT NUMBER                                     DESCRIPTION
--------------                                     -----------

(a)(1)............................Offer to Exchange, dated November 14, 2001
(a)(2)............................Form of Letter to Eligible Option Holders and
                                  Summary of Terms
(a)(3)............................Form of Election Form
(a)(4)............................Form of Notice of Change in Election From
                                  Accept to Reject
(a)(5)............................Form of Notice of Change in Election From
                                  Reject to Accept
(d)...............................Pac-West Telecomm, Inc.'s 1999 Stock Incentive
                                  Plan (incorporated herein by reference to Exhibit 10.6(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000)


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